UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518, 333-278473 and 333-285866.

Annual General Meeting

Check Point Software Technologies Ltd. (the “Company”) held its Annual General Meeting on September 3, 2025. A total of 85.8 million Ordinary Shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on July 23, 2025 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.

At the Annual General Meeting, the Company’s shareholders voted on the following seven proposals:

Proposal 1:

To elect the following six directors to the Board to serve until the 2026 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Gil Shwed	82,386,973	3,132,911	231,664
Nadav Zafrir	83,926,014	1,459,691	365,843
Tzipi Ozer-Armon	84,133,064	1,252,131	366,353
Tal Shavit	76,766,431	8,616,233	368,884
Jill D. Smith	77,958,805	7,425,103	367,640
Jerry Ungerman	82,850,925	2,534,611	366,012

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain
75,094,234	10,614,104	43,210

Proposal 2 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To approve the compensation of the Company’s Chief Executive Officer:

Non-Controlling Shareholder and Without Personal Interest:

For	Against	Abstain
70,911,076	14,751,367	89,105

Controlling Shareholder or with Personal Interest:

For	Against	Abstain
0	0	0

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 4:

To approve the compensation of the Company’s Executive Chair:

For	Against	Abstain
77,582,076	8,079,181	90,291

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 5:

To approve the adoption of the Company’s Executive Compensation Policy.

Non-Controlling Shareholder and Without Personal Interest:

For	Against	Abstain
56,665,201	4,117,261	95,861

Controlling Shareholder or with Personal Interest:

For	Against	Abstain
24,873,225	0	0

Proposal 5 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 6:

To approve an amendment to the Company’s Employee Stock Purchase Plan.

For	Against	Abstain
85,479,577	214,677	57,294

Proposal 6 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Exhibit

Exhibit 99.1	Press Release of the Company, dated September 3, 2025, “Check Point Software Shareholders Approve All 2025 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar
Name:	Shira Yashar
Title:	General Counsel

Date: September 3, 2025

Exhibit

Exhibit 99.1	Press Release of the Company, dated September 3, 2025, “Check Point Software Shareholders Approve All 2025 Annual General Meeting Proposals”.